April 17, 2019

David E. Miller
President and Chief Executive Officer
Iroquois Valley Farmland REIT, PBC
708 Church St., Suite 234
Evanston, Illinois 60201

       Re: Iroquois Valley Farmland REIT, PBC
           Amendment No. 3 to
           Offering Statement on Form 1-A
           Filed April 12, 2019
           File No. 024-10919

Dear Mr. Miller:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2019 letter.

Form 1-A/A filed April 12, 2019

Consent of Independent Auditor, page Ex-11

1. Please obtain and file an updated consent from your auditor that includes reference to their audit report, dated March 18, 2019, on your December 31, 2018 financial statements.
 David E. Miller
Iroquois Valley Farmland REIT, PBC
April 17, 2019
Page 2

        You may contact William Demarest, Staff Accountant, at 202-551-3432 or Kevin
Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at
202-551-7150 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid E. Miller
                                                             Division of
Corporation Finance
Comapany NameIroquois Valley Farmland REIT, PBC
                                                             Office of Real
Estate and
April 17, 2019 Page 2                                        Commodities
FirstName LastName